Exhibit 99.1

Company:	American Electric Tech
Conference ID:	1284703

Moderator:	Don Boyd

Date:	December 20, 2018

Operator: Ladies and gentlemen before we begin today’s call I’ll remind everyone that today’s conference call will contain forward looking statements within the meaning of the Private Securities Reform Act of 1995 and other security laws.

These forward looking statements are based on our beliefs and expectations as of today December, 20, 2018. Forward looking statements are subject to the risks and uncertainties that may cause actual results to differ materially than those projected. The company undertakes no obligation to revise or publicly release the results of any revision to the forward looking statements made in today’s conference call other than filings with the SEC. Additional information concerning factors that could cause those differences is contained in the American Electric Technology filings with the SEC and the press release announcing this conference call.

Investors are cautioned not to place undue reliance on any forward looking statements. I’d now like to welcome you all to today’s American Electric Technologies Investor Call. Today’s call is being recorded. At this time I’d like to turn the floor over to Eddie Kuntz, a Director of American Electric Technologies. Please go ahead sir.

Eddie Kuntz: Thank you very much. I am Eddie Kuntz, an independent director of AETI. Today I’m substituting for Peter Menikoff, our Chair and CEO, who has some minor surgery and can’t be on the call today.

Present on the call today with me are Jim Reddinger, who will serve as President and CEO and Andy Puhala who will serve as CFO of the new combined companies. Also on the call is Art Dauber, the former Chair and CEO of AETI who will be responsible for the international

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operations which presently constitute the remaining business of AETI and also Don Boyd who’s now our current CFO and also – he’s also on the call.

We’re excited about the transaction which defines the clear new path for AETI, providing a great platform for the existing operations along with the LNG production and distribution businesses of privately owned Stabilis. It goes a long way to rationalize the AETI overhead structure after completion of the recent sale of our U.S. operations. At the same time we’ll have deleveraged our balance sheet, created a vehicle to access capital for the business with the combined companies. Obviously with Casey Crenshaw’s participation these companies are very well known to each other and we believe have the right cultural fit to be successful in the future.

We also believe that the management team brings considerable strength to the business with Jim Reddinger’s outstanding background together with Andy Puhala who also formerly served as CFO of AETI. We’re also pleased with Art Dauber’s continued involvement in the international business. The details of the transaction are set forth in the press release and will be more fully explained in the shareholders proxy to be filed with the SEC.

I’m now going to turn the call over to Jim who will take us through the LNG industry and more specifically the Stabilis operations overview and growth strategy. Jim will then be followed by Art Dauber who will give us an update on the AETI international operations in Brazil and China. Following all of that we’ll open the floor to questions. I’ll now turn the call over to Jim.

Jim Reddinger: Thanks Eddie, this is Jim Reddinger speaking. I’m the current President and Chief Executive Officer of Stabilis and will continue in that role post transaction. Stabilis is pleased to announce our transaction at AETI. We’re excited where this new public company structure could take our business. We believe that the combination of Stabilis and AETI will create a leading platform for growth and consolidation in the North American small scale liquefied natural gas (otherwise known as LNG) industry.

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Stabilis has made significant investments in LNG production and distribution over the past ten years. We intend to leverage AETI’s public equity platform to create a leading LNG growth and consolidation platform with the operating scale required to provide our customers with low cost, reliable, and comprehensive LNG solutions throughout North America. This plan includes both organic and acquisition growth. During my prepared remarks I’ll provide an overview of the LNG industry and our target customers and other markets. Then I’ll give you more details about our operations at Stabilis Energy and provide some information about our long-term growth strategy. As Eddie mentioned we’ll take questions at the end of the conference call.

First let me cover about LNG for those not familiar with the industry. The shale gas revolution has provided an abundant supply of inexpensive natural gas across North America. This natural gas is transported most often by pipelines to industrial, commercial and residential customers. However, many natural gas customers aren’t located on a pipeline. Natural gas is liquefied so it can be transported efficiently via a virtual natural gas pipeline meaning transported by truck or other bulk carrier.

LNG is a cryogenic liquid which means it’s produced and stored at a very low temperature, approximately -260 degrees Fahrenheit or -160 degrees Celsius. By cooling the gas to this temperature, its volume is approximately 600 times smaller than the gaseus state which makes it possible to load significant amounts of natural gas into a truck transport. LNG can be used to supplement existing natural gas fuel sources or to display other fuel sources including diesel, fuel, fuel/oil and propane among others.

At Stabilis we find that the best applications for LNG are (1) high volume fuel consumers who can benefit from LNG’s energy density for onsite storage, (2) mobile or fixed customers who can benefit from LNG’s energy density for transportation, (3) on-grid customers who need to supplement their gas supply in times of peak demand or outages, (4) price sensitive customers

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who are seeking lower and/or more stable fuel prices versus the alternatives, and (5) emissions sensitive customers who can benefit from lower emissions versus the alternative fuel sources.

The primary benefit of LNG is the cost. LNG can provide lower cost and greater pricing stability when compared to other fuel sources. Since the advent of the Shale revolution North American natural gas has generally traded between $2.00 and $4.00 per MMBtu. Many industries including LNG exporting, chemical production, and other manufacturing refining sectors have taken advantage of these historically low and stable prices to invest in new facilities and infrastructure throughout the United States, primarily on the Gulf Coast. This trend appears to remain active with multiple new natural gas related projects and development. Our small scale LNG customers are taking advantage of the same trends that these large scale LNG exporters and manufacturers are taking advantage of.

Second primary benefit of LNG is lower emissions. Customers using LNG can realize significant environmental benefits from reduced emissions of carbon dioxide, particulate matter and sulfur among others. For instance, natural gas emits 50% to 60% less carbon dioxide when combusted in a new natural gas power plant as compared with emissions from typical new coal plants. When you consider vehicle tailpipe emissions natural gas emits 15% to 20% less heat trapping gas versus gasoline when burned in a typical vehicle. Natural gas has been cited as a key component of the transition to a lower carbon economy. Many companies such as Royal Dutch, Shell and Cheniere Energy have invested significantly into production and distribution of LNG globally.

In summary LNG allows the transportation of relatively inexpensive and low emission natural gas to off-pipeline locations. For these reasons we believe that the production and use of LNG is increasing at both global and local energy markets.

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We call ourselves a small scale producer of LNG and just to be clear on what we’re talking about, small scale LNG production is typically used for domestic requirements that are located within 500 miles of the production site. Typical small scale liquefaction facilities produce 50,000 to 500,000 gallons a day.

In contrast world scale (or large scale) LNG production facilities (such as the Cheniere Energy and Freeport LNG facilities on the Gulf Coast) produce between 2 and 5 million gallons a day. Most of that is going into oceangoing tankers for distribution into the world market. We’re producing smaller volumes that are targeted to specific geographies in North America. They’re producing very large volumes that are shipped overseas for power production. That’s the end of my LNG market overview, now I’ll talk about Stabilis.

We believe that Stabilis is a leader in both the small scale production and distribution of LNG in North America, which includes the United States, Mexico and Canada. Stabilis has delivered nearly 200 million gallons of LNG to its customers to date which we believe makes us one of the largest and most experienced small scale LNG providers in the industry. Stabilis makes money in four ways. First we sell LNG to our customers. Second we transport LNG to our customers Third we rent cryogenic equipment to our customers. Fourth, we provide engineering and field service staff and service to our customers. And for these services we’re paid a fee.

Our LNG production business can produce up to 120,000 LNG gallons per day in our South Texas liquefaction facility. We plan to open our approximately 30,000 gallon per day production facility in West Texas sometime in 2019. We plan to build and acquire other LNG production facilities when the transaction is completed with the goal of having national coverage with access to all key customers and end markets. We believe that our experience building and operating LNG production facilities will allow us to execute on this strategy effectively.

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Our LNG distribution business has the fleet and logistics capabilities to deliver LNG and related services anywhere in North America. We source LNG from both our own production facilities as well as from our national network of 25 other LNG production sources. We own and operate a fleet of nearly 150 pieces of cryogenic transportation, storage and re-gasification equipment that can service a wide variety of LNG and used applications. We also have an experienced staff of engineering and field service personnel that can provide our customers with technical expertise required to use LNG in their operations.

Stabilis operates its distribution business under the brand name Prometheus Energy, which we believe is one of the oldest and most respected brand names in the LNG industry. Prometheus was a pioneer in the LNG industry and developed many of the processes and technologies that are in use today. Stabilis and Prometheus joined forces in 2018 to create what we believe is one of the largest fully integrated LNG supply networks in North America. We plan to build and acquire LNG distribution assets and capabilities when those transactions are completed, again with the goal of expanding our geographic coverage with access to all key customers and end markets. We believe that our experience in providing LNG distribution and logistics services provides us the platform to execute on this strategy for continued growth.

In terms of our customers, as I mentioned earlier, we provide what we call a virtual natural gas pipeline to our customers. We bring natural gas to off-pipeline locations that don’t have access to another source for natural gas or to on-pipeline locations that require supplemental natural gas sources due to curtailment or capacity issues. Because LNG can be used to displace multiple other fuel sources (including diesel, fuel, fuel/oil and propane) there are a wide variety of potential customers and applications.

Our customers include industrial, energy, mining, commercial, utility, pipeline and transportation customers. They use LNG for power generation, heating, engine fuel and back up gas supply among other uses.

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Among our largest industrial customers are frack sand producers and asphalt producers. These customers use LNG to produce the heat they need to dry and process the respective end products. LNG often replaces propane or diesel fuel in these applications. We believe LNG is optimal because it’s cost effective, offers stable pricing and access to products meaning no curtailments and an energy density that minimizes storage requirements and provides a clean consistent burn that helps make operations more predictable. Other typical industrial applications for LNG include greenhouses, food processors, paper mills, agricultural dryers and general manufacturing.

The energy industry is another large end market for us. Energy producers use large engines to power their exploration and production activities including drilling and pressure pumping. These customers use LNG to power their high horsepower engines and LNG replaces or compliments the diesel fuel in this application. Again LNG offers cost and reliability benefits as well as storage and transportation benefits. Energy producers can also use their own natural gas to power their engines. They can use LNG to reduce emissions to meet Tier 4 and other engine emission requirements. One encouraging development for LNG in the energy sector is the use of turbine powered engines to power up pressure pumping spreads. These turbines can burn field gas but it’s coming from production operation. They often require significant amounts of LNG as a primary or backup fuel sources. That’s been a great additional customer base for us, mining operations which are located in remote locations and also like to roll power grids, also a big user of LNG for power and heat production. LNG also usually benefits them because they’re in environmental sensitive areas where emissions are an issue.

We have a number of different kinds of commercial customers, including offices, call centers, data centers and campuses that need LNG for primary or backup fuel sources. Utilities and pipelines are large consumers particularly for our distribution business of Prometheus. LNG is becoming more predominant in regions where utilities and pipelines are required to meet critical

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peak gas demand. LNG can also be an economic solution to support these applications where supply requirements during extreme weather conditions and gas curtailments and pipeline repairs are required.

In the transportation industry LNG has been used for fuel and high horsepower transportation engines for over a decade including over the road trucking and marine engines. Regulatory requirements are accelerating the adoption of LNG as transportation fuel, particularly in the U.S. Marine sector where the International Maritime Organization (or IMO) has imposed global sulfur caps on ships sailing in emissions control areas by January 2020. We believe that the traditional fuels can’t meet these requirements, so LNG is being used to reduce emissions as required by the IMO. LNG is also being tested as a fuel in the rail and mining industries and is rapidly becoming one of the most commonly used rocket propellants.

Finally one of our major markets is Mexico. The amount of U.S. produced natural gas going to Mexico has been increasing significantly over the last several years. Major pipelines have been built to deliver natural gas to Mexican cities and utilities. However, a large portion of Mexico doesn’t have access to these pipelines. LNG is used where it’s available to service these areas and uses include a variety of industrial, commercial, residential and transportation uses.

Over the last year the largest customers and markets for LNG production business (meaning our south Texas production plant) were in the energy industry, the asphalt production industry, utilities and pipelines outages, and exports to Mexico. Over the same period the largest customer in end markets for LNG distribution business have been utilities and pipelines for supplemental gas supply and outages, the energy industry including drilling and pressure pumping and the mining industry.

Moving on to financial performance we’d like to discuss how we’ve performed in the past and our expectations for performance going forward.

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As reported in the deal announcements to both as revenue and earnings before interest taxes, depreciation and amortization otherwise known as EBITDA for the nine months ended September 30, 2018 were $26.5 million of revenue and $1.8 million of EBITDA. However, LNG volumes of both our LNG production business and our distribution business have been improving over the last year. We believe this trend will continue into 2019 and beyond. Key factors that impact our sales volumes and pricing include the rate of new customer adoption of LNG, the level of business activity (and therefore LNG usage) at our existing customers, the relative pricing of LNG versus alternative fuel sources such as diesel and propane, the availability of competing fuel sources at customer locations, and finally the introduction and enforcement of various environmental and emissions regulations.

We believe that these factors will continue to be favorable in 2019 beyond. Based on our assumptions about customer activity and market trends we believe that our current asset base can support revenue of $40.0 to $50.0 million and EBITDA of $5.0 to $9.0 million in 2019. If you look to the future beyond 2019, we believe that our current asset base as configured can support revenue of $75.0 to $110.0 million and EBITDA of $32.0 to $47.0 million over the next several years. Again, this is based on our assumptions about market activities and some of the key pricing factors and volume factors that are listed above.

Our current total asset base as of September 30, 2018 at Stabilis is $75.0 million. This includes LNG production assets as well as LNG distribution assets and other related assets. We believe that this understates the total investment that’s been made in the business because several of the businesses that we acquired over the last several years at Stabilis have had over $100 million of investment in them over time but consolidation accounting reduced the amount they were booked at on the balance sheet. Either way, we’re very confident that $75.0 million in total assets on our book now are more than adequate to achieve the guidance given that we just gave you in the near term and long term.

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About our growth strategy - our primary rationale for this transaction is create a growth platform in the small scale North American LNG industry. We believe that Stabilis can create profitable growth in three ways. One is optimize earnings using our existing asset base. The second is investing in new LNG production and rolling stock assets that will give us access to new customers in end markets. The third is buying other LNG business that would allow us to expand the markets and customers that we serve.

First, optimizing our asset base. We discussed above what we think our existing asset base can do near term and long term from a financial performance perspective. We’ll continue to work to optimize the assets we’ve discussed in this presentation.

Second, investing a new plant and rolling stock assets. As the adoption of LNG grows in our target end markets, numerous opportunities arise to invest in new LNG production plants and new cryogenic rolling stock equipment to serve these markets. In terms of LNG production, the key markets that we’ll focus on include (1) the oil field markets in which we aren’t currently present including West Texas, the Colorado/Wyoming area, North Dakota, Oklahoma and the Pennsylvania/Ohio area. These are all productive oilfield basins where we feel our capabilities could apply well.

Second is the marine market where new LNG powered ships are being introduced for both blue and brown water use. There’s multiple announcements in the market about that now and we feel like there’s opportunity there for additional LNG production to serve that growing marine market.

Third is the Mexican market for power production in the mining, industrial, and commercial sectors. Fourth is small scale export opportunities where LNG can be taken into countries in the Caribbean, Central America, and South America for use of power generation and other burner tip

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applications. We will also try to leverage AETI’s current presence in Brazil and China to expand on those markets where it’s opportunistic.

In terms of additional capital investments in LNG distribution assets we’ll focus on three areas. One is specialized high pressure, high flow rate equipment that’s required by pipelines and turbine powered pressure pumping operations. This is equipment that we need to have in the field to be able to deliver the high volumes to those customers they require. Second is ambient vaporization equipment that can be operated without external power sources. This is more reliable distribution equipment that improves reliability for our customers. Third is transportation trailers to increase our distribution capacity. We believe that this transaction can improve our access to debt and equity capital to fund these capital investments.

Third, and in our minds maybe most importantly, are the opportunities to consolidate the LNG sector through acquisitions. We believe there are numerous consolidation opportunities in the North American small scale LNG market including both production and distribution companies. We believe the sector’s entering a natural consolidation phase as small privately funded companies that entered the market over the last five to seven years seek to achieve scale. Greater scale in small scale LNG markets could increase operating leverage, provide access to a more diverse set of customers in end markets, make the company a more qualified counterpart for large customers and provide better access to capital to fund operations and growth. Based on our knowledge of the industry we believe that some of these companies and their investors will be seeking to exit and/or find growth financing opportunities in the near future. We believe that the public company platform that this transaction creates will make Stabilis well suited to react in this consolidation and we plan to actively pursue accreditive acquisition deals after the closing of the transaction with the goal of having several deals completed in 2019 and 2020.

In summary again thank you to AETI for the opportunity to discuss Stabilis and to contemplate the transaction on the call today. We believe that the North American small scale LNG market is

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large and growing rapidly as new customers and industries adopt the use of LNG. We believe there’s ample opportunity for growth in the market and that this public company platform positions Stabilis to pursue this growth aggressively and in particular we see the opportunity to consolidate a fragmented market. That’s what I have on Stabilis. I’m going to turn the call over to Art Dauber to talk about AETI’s recent activities.

Art Dauber: Thank you. My name’s Art Dauber. I’m currently the manager of the International Operations of AETI. I was formerly and Chairman of AETI back in the 80s, 90s and 2000s. I’m excited to rejoin the company because of a number of factors including the growth potential of both Stabilis’ piece of the business as well as the AETI piece of the business.

I’m currently the Chairman of the Board of Directors in M&I Brazil and the Vice Chairman of BOMAY in China. Let’s take these two affiliates or two companies one at a time. Looking at China first the Chinese government was very concerned about the stability of their oil and gas resources and therefore decided to develop domestic Chinese resources. This is a strategic decision, not a financial decision. They ordered that three major oil companies, CNPC, Sinopec and CNOOC to develop these resources. Therefore oil prices will have no impact on the developments they have. Also since these are all for Chinese consumption there’ll be very little or no impact if there’s a continued tariff war between the U.S. and China.

The two places that the Chinese are developing their oil resources that impact us, one is they have a new oil field, the Xinjiang province which is called Mahu and they’re also developing their shale gas reserves in Sichuan province. That’s where I think you all read we recently issued a press release where our BOMAY operations were given an order to produce 40 units, powerhouses in the first half by the end of the first half of 2019.

That particular project should add up to about $40 million of revenue and is the largest project that we’ve ever received. We received new orders since that point in time and we should expect

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a good finish to 2018 as well as an excellent 2019. Our sister company BOMCO who’s our partner who’s the division of CNCP had no work in May of last to May of this year. They’re currently working seven days a week, three shifts and a Chinese CNPC and other oil companies will take as many rigs as they’re able to build. BOMAY has also continued besides this. Basically it’s developing new products and moving into the power control and distribution business with items that we talked about again in the press release such as medium voltage drives, electric fracking pumps and direct drives for work over rigs.

Financial statements improved this year, the second year of our recovery we hit a low point in 2015 - 2017 though we remained profitable during that period. Our growth and revenue this year is 65% in China. We expect a very significant growth in the year 2019.

Brazil and part of it has both good and bad news. The good news on Brazil, Brazil has elected a new President named Jair Bolsonaro who won the Presidential election. I won’t get into the politics whether he’s good or bad but his programs we feel are going to be very positive to the business situation in Brazil.

In the past three years Brazil’s gone through a major recession depression and we expect 2 1/2 to 3% GDP growth for the next three years. We also expect a major increase in capital expenditures which is almost zero in the Second Half of this year while we awaited elections. Bad news is unemployment rate is still high. Currently it’s around 12 to 15% depending on how you calculate it and most of our competitors such as Siemens GE, ABB and so forth are still having severe economic problems and have been shutting down factories and laying off people. That’s the bad news.

The good news is we hired most of their people, at least their better people and have taken advantage of their lack of customers or service. If you look at our particular segments we have in Brazil I’ll start off with the oil drilling segment which is mostly offshore. In 2014 there were 90 oil

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rigs working in Brazil. Currently there are 15. That at one time was the biggest portion of our business. Now it’s become relatively a small portion of our Brazilian business. We do expect to see some increase in 2017 despite the change in oil prices because of contracts that have already been let.

The biggest part of the market that we serve is now in the offshore segment – the offshore production segment. The (FPSO) market continues to grow with long term contracts. I think we saw in the press release that we just procured a major project with one of the three managers of (FPSO). They’re currently wanting two (FPSOs) or units in Brazil. Five were added in 2018 and the country of Brazil for strategic reasons aren’t economic reasons, is planning to produce – currently producing 2.5 million barrels of oil per day and by year 2027 will produce 5.5 million barrels of oil a day, 90% of which will be offshore. We’re probably the best decision to service that market.

We have the number one share in Brazil for both the offshore production business as well as the offshore electrical drilling business. Other areas we’re working hard on now is moving more into the North and Northeast sections of Brazil to service the power generation as well as the industrial market. Those markets currently are doing okay and we expect them to increase their investments as a result of the change in the government in the near future. A result for 2018 will be about 65%. This is in on their currency, not on our currency, about 65% better than 2017 and we expect substantial growth in 2019. That’s the report for the two countries.

Eddie Kuntz: Thank you Jim and Art. Operator we can now turn to questions. We can now open the line for questions please.

Operator: Absolutely. Ladies and gentlemen if you’d like to join the queue for questions please do so by pressing star 1 on your telephone key pad. You’ll just need to make sure that your mute function to allow us to receive that signal. A voice prompt on the phone line will indicate when your line’s

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been opened if you’d like to state your name before posing your question. Once again that’s star 1 for any questions at this time. We’ll pause for just a moment.

And as another reminder star 1 for any questions. We’ll move to our first in the queue.

(Bill Dezoiam): Thank you. This is Bill Dezoiam at Tieton Capital, have a group of questions. First of all, there was a reference in the press release a couple days ago that this transaction deleverages the balance sheet. Would you discuss what was that referring to please?

Eddie Kuntz: Yes I can take that. If you combine balance sheets of the two companies and you first – first of all if you look at AETI itself the – for that company as we contributed to the combined companies comes down dramatically. Stabilis comes in with very little debt on it. The total combined company, I think it was mentioned in the call. For the asset basis Stabilis itself has assets of about $75 million plus the assets of AETI. The debt on the new company will be somewhere in the vicinity of the mid-teens. You’ll get more detail in the balance sheets when you look at the proxy statement from them.

(Bill Dezoiam): When do you expect that to have proxy?

Eddie Kuntz: The proxy statement will be filed hopefully in January. It has to go through obviously SEC clearance so sometime and I’d say mid to late First Quarter you’ll get that proxy statement.

(Bill Dezoiam): Thank you. What if any synergies do you all foresee between the small LNG business and American Electric’s existing business?

Eddie Kuntz: Jim should you take this?

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Andy Puhala: This is Andy Puhala. I’ll take this. Given that M&I has sold its U.S. business and its remaining operations are Brazil and the Chinese joint venture and that Stabilis is in the LNG business there’s not a lot of immediate synergies on day one. However we do think that longer term there are opportunities for any relationships and Brazil and China to help us with LNG, pursue LNG opportunities in those two markets.

(Bill Dezoiam): Thank you Andy. Given that you had been with American Electric we haven’t followed your career past since then. Did you go straight to Stabilis or…maybe I should just ask would you please bridge the gap between where you’re at and when you were at American Electric?

Andy Puhala: Yes I’d be happy to (Bill). I left American Electric Technologies after being the CFO there about three years. I left in 2015. I left to become the CFO of another publicly traded company in the offshore transportation space which I did for about two years. Then I joined the Modern Group which is the group of companies owned by Casey Crenshaw and the Crenshaw family and have been working for the Modern Group for about the past year and a half. I’m joining the Stabilis team as part of this transaction.

(Bill Dezoiam): Great thank you. Then Stabilis delivery is the release that we’re up 75% year to date so far. I guess I have two questions with that. The first is what’s the organic rate of growth or were there not any acquisitions that drove some of that 75%? Secondarily really what was the driver behind whatever organic number is that you’re going to share?

Jim Reddinger: This is Jim Reddinger speaking. This is all organic growth. There were no acquisitions in there. Andy I’m going to put an asterisk to make sure I’m not misstating any accounting. It’s all the organic business that Prometheus and Stabilis had. The biggest drivers are during the energy downturn in the 2015 - 2017 timeframe energy prices were down significantly. Volumes going in some of our end markets were down significantly. The biggest driver’s been a rebound in volumes and pricing for both our distribution and our production business.

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(Bill Dezoiam): That’s helpful. Lastly it may lead to pose the question but I guess that won’t stop me. What do you foresee or how do you foresee this transaction making shareholders money for from the current stock price?

Jim Reddinger: I’m sorry. Could you repeat?

(Bill Dezoiam): How do you believe that this transaction is going to make shareholders money from the current stock price?

Jim Reddinger: I think I’d separate that into some of the growth areas that we discussed on the call. First is we think there’s significant opportunity to optimize the existing asset base at Stabilis based on recovery in the markets that we’ve seen over the last year and where we think that could continue to go in the future. There’s significant earnings potential which will help the share price just from the existing asset base that Stabilis and Prometheus and from the existing business that Art is running at AETI that stand some pretty substantial growth based on the release they put out several weeks ago.

Second is we think that we’ll be able to create a growth platform that can make accretive acquisitions in the LNG sector to create scale. As I mentioned right now many of the competitors in the North American small scale LNG sector are privately held companies that were launched as the industry really developed over the last 5-8 years. We believe that the time is ripe for the industry to consolidate to create some operating scale for the reasons we discussed earlier. We think we can do that in a way that’s accreditive to shareholders.

(Bill Dezoiam): Thank you all.

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Jim Reddinger: It’s similar to many other consolidation plays you’ve seen at other sectors. That’s something we think we can do here to create value for shareholders.

(Bill Dezoiam): Great thank you Jim.

Operator: Once again ladies and gentlemen please press star 1 for any questions. We’ll move to the next.

(George Burman) Good morning gentlemen. Thank you for taking my call. This is (George Burman) calling from ISS in Orlando, Florida. Congratulations to the transaction – contemplated transaction here. Would you be able to give us an idea if you – we reconcile the market value? According to the statement we’d be looking at about a 90 million share count post acquisition and $1 a share, a $90 million market value. How does that compute with your growth ideas in the contemplated ((inaudible)) acquisitions you contemplate? Would you make them with stock or with cash?

Jim Reddinger: Well I answered the last part on the acquisition funding. We plan on making acquisitions with both stock and cash. We think there’s some very interesting LNG production and distribution assets in the market now that could benefit both sides from equity acquisitions. We’ve looked at as a primary avenue for consolidation but we will also consider cash acquisitions where they’re attractive. I’m not sure that we’re able to comment on the movements of the share price but we’re very confident that we’re going to be able to create shareholder value going forward. We hope that will be reflected in the stock price.

(George Burman): Okay. I’m quite familiar with Cheniere Energy as a company with a large scale volume. Do you actually offer drilling companies an out with their natural gas production that’s currently in many places being flared in the – especially in the permian basin and other big shale plays or where would you put your LNG conversion facilities?

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Jim Reddinger: In contrast to a world scale facility like Chenier which has one large location that ships globally our facilities will be more regionally located. We’ll have multiple facilities across North America to serve various markets. Our plan right now for West Texas since you mentioned it is to bring our 30,000 gallon a day plant that’s previously been operating in Utah to West Texas to provide fuel mainly to energy related customers either in drilling or pressure pumping or in frack sand production to provide fuel there. Over time we plan to increase that plan as the market increases capacity of the plan if the market permits.

(George Burman): Okay. What you’d do is you’d then utilize the availability offer of natural gas flows, derived from the drilling activities in the permian for example?

Jim Reddinger: Yes. There’s a number of factors in why energy producer in West Texas would choose to use LNG but any increase in off take in natural gas in basins like Texas, like North Dakota where there’s some takeaway capacity issues helps pricing and the capacity on pipelines in their areas. It’s a knock-on benefit as they use LNG.

(George Burman): It’s essentially a win-win for the gas producer because they have very little incentive or even capability to take the natural gas to the coast for export.

Jim Reddinger: Yes. I’d agree with that statement. In a variety of basins there’s been different ways that have been tried to reduce flaring. Certainly using the natural gas in local industrial and energy applications is one that’s productive for everyone.

(George Burman): Okay and then maybe a question for Mr. Dauber. The tremendous growth seen with the recent announcement in China with BOMAY, what’d that translate into in cash flow earnings for the joint venture partner?

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Art Dauber: We control only 40% of the operation. You’ve seen the long term returns they make between 6% and 8% after taxes. We usually run 50% to 70% dividends traditionally. That should give you a good feeling of what the cash flow’s going to be for that. We’ve received the dividends at BOMAY as you’re aware (George) for the last 12 years. We don’t expect that to change. In fact based on what we’ve seen we expect that to increase.

Andy Puhala: (George) this is Andy Puhala again. Just to clarify some of Art’s comments, everyone’s aware BOMAY is a joint venture which we own 40%. AETI owns 40% and is accounted for using the equity method. The revenues that Art speaks about won’t show up on our financial statements directly. As Art mentioned that joint venture has paid a dividend for a number of years. We don’t see a reason of why that wouldn’t continue.

(George Burman): Just to clarify the numbers were looking possibly for the joint venture company as a whole to generate close to $60 million revenue for this year and correspondingly push the owning 40% down to AETI in the form of a cash dividend.

Andy Puhala: (George) we can’t comment any further on the specific numbers. You’re familiar with the company. You’ve seen the performance of BOMAY in the past. We’ve won some good awards here recently so we’re optimistic about the outlook for BOMAY and it continuing to pay a dividend. I don’t want to comment any further than that at this point.

(George Burman): All right. If I understand correctly the Stabilis company you’d like low natural gas prices, low natural gas cost and it’d be beneficial to you if you have a high diesel or energy prices in general?

Jim Reddinger: I think pricing is one factor for demand. Really what we focus on is the spread in pricing between competing fuels and LNG. There are a number of components that go into LNG. Natural gas is part of the cost as well as the electricity and labor and other inputs it takes to

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produce it. Yes in general having a wide favorable spread between alternative fuels such as diesel and propane and LNG is favorable for our volumes.

(George Burman): Could you comment on the adoption off the general LNG technology in the industrial and transportation segment? I know they’ve been for many years. There’s been talk about converting trucks to running on LNG and various other transportation, a group that’s often used by E&P companies out in the field. I’ve always thought that it might be a positive if they’d have alternative views than diesel for moving their equipment.

Jim Reddinger: Yes. The LNG is a natural gas in general both LNG liquefied natural gas and CNG, compressed natural gas have been used for a number of years in transportation as transportation fuel. We believe that trend continues to grow. There’s a number of different transportation uses for LNG. The one that you mentioned first in trucking, heavy duty trucking, that’s certainly one that the engine technology continues to evolve. We got in this business in 2013 - 2014. Since then there’s been a number of variations of engines and producers that have used LNG in over the road trucking and CNG as well. It’s more of a general natural gas used and not just LNG.

What you generally see in that LNG is used in very high horsepower, high fuel consumption, long distance applications while CNG is used in lower horsepower, lower fuel consumption, return to base type applications. But you’re right overall - there’s a trend towards using natural gas fuel in the trucking industry. The transportation sector I mentioned in my prepared remarks that may have the potential for large LNG volumes is the marine transportation sector. There’s a number of regulatory requirements included in the IMOs global sulfur cap restrictions that come online in January 2020 that many shipping companies have been preparing for. There’s a variety of opinions but some shipping companies have decided that traditional fuel oils aren’t able to meet some of those regulatory requirements. They’ve moved to LNG as a fuel source that could meet these requirement.You can look in the press and see a number of conversions of cruise ships that have happened or are happening now, I guess. The ships are on order and they’ll be

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coming in over the next several years. You’ll see that same thing on the cruise industry happening in Europe. And then you also see in the U.S. companies like Crowley and Tote have converted their cargo carrying ships between Florida and the Caribbean into LNG fuel as well. There’s a number of companies that have done the same in Europe and are starting to do the same thing in Asia.

We’ve seen a number of other places where the fuel that tested as a transportation fuel including the rail and mining industries. As I mentioned we’re actually seeing a lot of activity from some of the private rocket companies using LNG as a propellant. So you’re citing a trend that we’re seeing as well.

(George Burman): Last question, if you had to name a couple competitors in your space, you said there was a lot of smaller possible buyer candidates in the marketplace. Are there any publicly traded companies that we could use a yard stick as to valuations for your company?

Jim Reddinger: The publicly traded entities on the LNG sector right now on the world scale side, there’s Cheniere Energy and a company called Tellurian. On the smaller scale LNG side, Clean Energy is a public company. None of those business models are exactly what we do. Clean is diversified and into more CNG investments. There are overlaps in the business models so those are three names I could give you that at least are public and LNG related.

(George Burman): Yes, okay, all right, much appreciate your time and be looking forward to hopefully brighter future than the past couple of years.

Jim Reddinger: Thank you.

Operator: We’ll move on to the next question.

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James Burns: Hello this is James Burns. Can you hear me?

Jim Reddinger: Yes James.

Art Dauber: Yes James.

James Burns: Great. Congratulations on the proposed deal. I think that’s a smart move forward. The question I have for you guys, it may be premature but I just wanted to know if you matured your thinking on the strategy going forward. How far downstream in the marine space are you guys willing to go? For example, bunkering ships, is that something in your window that you think down the road you guys may get into that space?

Jim Reddinger: Currently in the markets we’re in James, as you know we participate in production through distribution directly to the customer sites. We certainly look at that same model in the marine space as well.

(James Burnst): Great, thanks.

Operator: Gentlemen it doesn’t look like we have any further questions from the audience.

Eddie Kuntz: Thank you very much. We appreciate your participation in the call today and as I said you’ll get a lot more information when we file the process statement in connection with this transaction. Again thank you all for your calling in today. That concludes our call.

Operator: Once again ladies and gentlemen that does conclude our conference call for today. Thank you for joining. You may now disconnect.

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